FOR IMMEDIATE RELEASE

NEWS RELEASE

NEW DIRECTOR JEAN LUC ROY, MBA. APPOINTED

$6,500,000 NON-BROKERED PRIVATE PLACEMENT COMPLETED

Vancouver, Canada,  October 31st, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) is very pleased to announce the appointment of Mr. Jean Luc Roy to its board of Directors and the completion of a CDN$6,500,000 private placement.

Mr. Jean Luc Roy has over 20 years experience in the Mining Industry.  The majority of Mr. Roy's experience has been in Africa for companies such as International Gold Resources, Ashanti Goldfields Inc., Semafo, and First Quantum Minerals. Mr. Roy has managed projects from exploration through to production in three different countries, and has extensive experience in negotiations at all levels.  Mr. Roy, as Managing Director, played a crucial role in First Quantum Minerals' success in the Democratic Republic of Congo ("DRC") by successfully placing a mining operation into production during a period of major unrest in the country.  During Mr. Roy's tenure with First Quantum Minerals, the company went from a being a $250 million dollar market cap. company to a multi-billion dollar enterprise.  Mr. Roy was also instrumental in securing First Quantum Mineral's extensive land positions in the DRC.  Mr. Roy is currently President and CEO of El Nino Ventures Inc., which is working on base metal exploration in New Brunswick, Ireland and the Congo.

President Peter Dasler has worked closely with Mr. Roy over the past year as he has developed his new company.  CanAlaska is extremely pleased to be able to build its exposure to further mining projects, personnel and expertise, as well as management advice to its Board.  Mr. Roy will fill the position created with the passing away of long-term CanAlaska, Mr. Bernard (Bunny) Barlin.

The Company additionally announces that further to its news release of September 28th, 2007, the Company has completed its non-brokered private placement of 7,629,968 non-flow-through units (the “NFT Units”) at a purchase price of $0.38 per NFT Unit for gross proceeds of CDN$2,899,388 and 7,660,877 flow-through units (the “FT Units”) at a purchase price of $0.47 per FT Unit for gross proceeds of CDN$3,600,612.

Each NFT Unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.48 for a period of 12 months from closing.

Each FT Unit consisted of one flow-through common share and one-half of one non-flow-through common share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at a price of $0.55 for a period of 12 months from closing.

In compliance with Canadian securities law, all of the securities issued in connection with this private placement are subject to a hold period expiring on February 27, 2008.

In connection with this closing, the Company has paid as finder’s fees an aggregate of $150,033 and has issued 160,000 share purchase warrants.  Each whole warrant entitles the holder to purchase one common share at a purchase price of $0.48 for a period of 12 months from closing.

Subject to regulatory approval, the Company has granted 100,000 stock options to Jean Luc Roy at an exercise price of $0.45 per common share for a period of five years.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,7 mil. acres (11,000+ sq. km or 4,200+ sq. miles). CanAlaska has expended over Cdn$24 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets. Initial drilling results from the West McArthur Project revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favourable environment for uranium deposition. Active drilling and exploration has continued through the Summer, and Fall 2007 seasons at West McArthur and at 2 other significant projects. The Company's high profile in the prominent Athabasca Basin has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding to earn 50% of the West McArthur Project.  Agreements have also been executed with a Korean Consortium led by Hanwha Corporation to enter into C$19 million investment to earn 50% of the Cree East Project.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2.  This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

October 31, 2007